Financial Statements
        and Financial Highlights

        Great Lakes Fund, Inc.

        August 31, 1999
        with Report of Independent Auditors




Report of Independent Auditors

Board of Directors and Stockholder
Great Lakes Fund, Inc.


We have audited the accompanying statement of assets and liabilities of Great Lakes Fund, Inc. as of August 31, 1999, the related statement of operations for the eight month period ended August 31, 1999, and the statements of changes in net assets for the eight month period ended August 31, 1999 and for the year ended December 31, 1998, and the financial highlights since 1997. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Great Lakes Fund, Inc., at August 31, 1999, the results of its operations for the eight month period ended August 31, 1999, and the changes in its net assets for the eight month period ended August 31, 1999 and for the year ended December 31, 1998, and the financial highlights since 1997, in conformity with generally accepted accounting principles.



September 30, 1999



                              Great Lakes Fund, Inc.

                         Statement of Assets and Liabilities

                                 August 31, 1999


Assets
Net asset value                                                    $0

See accompanying notes.


                              Great Lakes Fund, Inc.

                             Statement of Operations

                For the eight month period ended August 31, 1999


Investment income:
 Dividend income                                          $713,167
 Interest income                                            24,479
Total investment income                                    737,646

Expenses:
 Administration fees (Note 2)                              114,740
 Investment management fee (Note 2)                         18,616
 Independent auditors                                        6,817
 Interest expense                                            4,698
 Directors fees and expenses                                 3,000
 Legal fees                                                  7,014
 Other expenses                                                564
Total expenses                                             155,449
Net investment income                                      582,197

Net realized gain on investments                        37,080,148
Net realized gain on in-kind transfer (Note 1)       1,039,596,325
Net decrease in unrealized appreciation             (1,039,596,325)
Net increase in net assets resulting from operations   $37,662,345

See accompanying notes.



                               Great Lakes Fund, Inc.

                        Statements of Changes in Net Assets



                                            For the eight       For the
                                         month period ended   year ended
                                           August 31, 1999 December 31, 1998

From operations:
 Net investment income                            $582,197      $21,166,398
 Net realized gain on investments               37,080,148        3,576,182
 Net realized gain on in-kind transfer       1,039,596,325                0
 Net change in unrealized appreciation
   on investments                           (1,039,596,325)     395,583,988
Increase in net assets resulting from
 operations                                     37,662,345      420,326,568

Dividends from net investment income:
 Auction market preferred stock                          0      (19,211,608)
 Common stock                                     (582,197)      (1,954,790)
                                                  (582,197)     (21,166,398)

Distributions from net realized gains:
 Common stock                                  (34,302,887)      (3,576,182)
 In-kind transfer                           (1,039,596,325)               0
                                            (1,073,899,212)      (3,576,182)
Decrease in net assets resulting from
 distributions to stockholder               (1,074,481,409)     (24,742,580)

Increase (decrease) from capital transactions:
 Redemption of auction market preferred st               0     (475,000,000)
 Redemption of common stock                       (375,084)               0
 Capital contribution from common stockhol               0      484,530,972
 Distribution of capital to common stockho    (773,572,766)               0
                                              (773,947,850)       9,530,972
Total increase (decrease) in net assets     (1,810,766,914)     405,114,960

Net assets:
 Beginning of period                         1,810,766,914    1,405,651,954
 End of period                                          $0   $1,810,766,914

See accompanying notes.



                               Great Lakes Fund, Inc.

                           Notes to Financial Statements

                                  August 31, 1999

1. Organization and Significant Accounting Policies

On January 7, 1999 the Board of Directors approved a Plan of Liquidation and Dissolution for Great Lakes Fund, Inc. (the "Fund"). As of August 31, 1999 the Fund was fully liquidated and all remaining capital had been distributed to the common stockholder through an in-kind distribution. For purposes of these financial statements, in accordance with generally accepted accounting principles, the in-kind distribution was treated as a realized gain. For tax purposes the distribution would not result in a realized gain until the securities were actually sold.

The Fund was registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund received notification from the Securities Exchange Commission ("SEC") that it was de-registered effective September 24, 1999.

The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

Security Transactions

Security transactions were accounted for on a trade date plus one business day basis which does not differ materially from a trade date basis. The cost of securities sold was determined using the identified cost method. Dividend income was recorded on ex-dividend date and interest income was recorded on the accrual basis.

Federal Income Taxes

It was the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to shareholders. Therefore, no provision for Federal income tax was required.

Distribution of Income and Gains

The Fund distributed substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common stockholder were declared and paid at least annually. Net capital gains, if any, were generally distributed annually.

The character of income and gains to be distributed was determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Amounts distributed in excess of taxable income and net realized gains, if any, were considered a return of capital.

1. Organization and Significant Accounting Policies (continued)

Use of Estimates

Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

2. Related Party Transactions

A collective trust fund for employee benefit plans was the sole common stockholder of the Fund. Certain officers and directors of the Fund were affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

For the eight month period ended August 31, 1999 and the year ended December 31, 1998, dividend and capital gain distributions to the common stockholder were $34,885,084 and $5,530,972, respectively.

For the year ended December 31, 1998, the common stockholder made capital contributions to the Fund in the amount of $484,530,972.

Comerica Bank served as both custodian and administrator for the Fund and received a fee based on 0.06% of net assets outstanding at the end of the fiscal year. An affiliate of Comerica Bank served as investment advisor to the Fund. The annual investment management fee was 0.01% of average equity investments. The administration and management fees were calculated and accrued on a monthly basis and generally were paid on a quarterly basis.

3. Investment Transactions

The aggregate cost of securities purchased and the aggregate proceeds of securities sold, excluding short-term securities, for the eight month period ended August 31, 1999 were $73,839,207 and $71,150,689, respectively.



                               Great Lakes Fund, Inc.

                                Financial Highlights


                                           Year ended December 31,
                                  1999(1)    1998     1997     1996   1995(2)

For a share of common stock outstanding
     throughout the period:
 Net asset value, beginning
   of period                       $48.28   $24.81   $17.24   $13.77   $10.00
 Net investment income               0.02     0.56     0.52     0.46     0.33
 Net realized and unrealized gains
   on investments                    0.99    10.65     9.01     4.91     3.77
      Total from investment
          operations                 1.01    11.21     9.53     5.37     4.10
Capital contribution                 0.00    12.92     0.21     0.00     0.00
Less dividends from net investment income:
 Common stock equivalent of dividends
    paid to AMPS holders             0.00    (0.51)   (0.51)   (0.40)   (0.27)
 Dividends paid to common
    stockholders                    (0.02)   (0.05)   (0.01)   (0.07)   (0.05)
Less distributions from net realized gains:
 Common stock equivalent of distributions
    paid to AMPS holders            (0.92)   (0.10)    0.00    (0.10)   (0.01)
 Distributions from in-kind transfer paid to
     common stockholder            (27.72)    0.00     0.00     0.00     0.00
Less distributions from paid-in capital:
 Return of capital to common
     stockholders                  (20.63)    0.00    (1.65)   (1.33)    0.00
      Total distributions          (49.29)   (0.66)   (2.17)   (1.90)   (0.33)
Net asset value, end of period      $0.00   $48.28   $24.81   $17.24   $13.77
Total investment return              2.08%(  29.90%   34.13%   38.98%   40.90%
Ratios/supplemental data:
 Net assets at end of period (000s)     0  1810767  1405652  1046564   866034
 Average net assets (000s)         201306  1584546  1291147  1282826   854566
Ratio of expenses to average net assets
    applicable to common stock (4)   0.08%    0.15%    0.26%    0.40%    0.10%
Ratio of net investment income to average
     net assets applicable to
     common shareholders             0.29%    1.34%    1.50%    1.34%    1.27%
Portfolio turnover                  35.34%    1.03%    3.53%    2.23%    2.22%

Asset coverage per AMPS share
 end of period                     0.0000   0.0000  295,927  261,641  247,438
AMPS shares outstanding                 0        0    4,750    4,000    3,500
Asset coverage for notes payable,
 end of period                          0   689816%  460115%  329108%  271484%
Notes payable, end of period            0  262,500  305,500  318,000  319,000

 (1)For the eight month period ended August 31, 1999.
 (2)For the period from May 1, 1995 (commencement of operations) to December 31, 1995.
 (3)Total investment return for the period, not annualized.
 (4)Ratios are calculated on the basis of income and expenses applicable to both common and preferred stock relative to the average net assets of the common stockholder. Ratios do not reflect the effect of dividend payments to AMPS holders.

See accompanying notes.